September 20, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Paul Cline and Ms. Margaret Fitzgerald

Re:	West Suburban Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 000-17609

Dear Mr. Cline and Ms. Fitzgerald:

On behalf of West Suburban Bancorp, Inc. (the “Company” or “West Suburban”), set forth below are the Company’s responses to the comments set forth in the letter dated September 6, 2006 from the Staff of the Securities and Exchange Commission regarding the above referenced filing (the “Filing”). For your convenience, we have included the Staff’s comments followed by the Company’s response in this correspondence.

General

1.               In our letter dated July 25, 2006, we requested that you acknowledge the following:

•                                 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

West Suburban Response:

West Suburban has provided the requested acknowledgement in the enclosed letter.

Selected Financial Data, page 30

2.               Please refer to prior comment 5.  We believe the addition of the common stock in the ESOP, subject to the contingent repurchase obligation, to shareholders’ equity constitutes a non-GAAP measure as defined by Item 2(a) of SEC Release 34-47226.  Please revise your future filings to include the disclosures previously requested.

West Suburban Response:

West Suburban will make the requested disclosure in future filings.  Below is the form of disclosure West Suburban anticipates including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  West Suburban also anticipates including the most comparable GAAP measures in the Selected Financial Data table as well as a footnote in the Selected Financial Data table cross referencing this new disclosure.

Non-GAAP Financial Measures

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States (“GAAP”).  However, management uses certain non-GAAP measures and ratios to evaluate and measure the Company’s performance.  These measures and ratios include book value per share, return on shareholders’ equity and average shareholders’ equity to average total assets.  For each of these measures and ratios, the Company adds to shareholders’ equity the amount in “common stock in ESOP subject to contingent repurchase obligation.”  Under the ESOP, the Company has certain contingent repurchase obligations to buy back common stock distributed to participants under the ESOP.  This contingent repurchase obligation is reflected in the Company’s financial statements as “common stock in ESOP subject to contingent repurchase obligations.”  This financial statement classification is consistent with the SEC’s interpretation that these amounts be disclosed apart from “permanent” shareholders’ equity.  Since these amounts are in fact shareholders’ equity, albeit not considered “permanent” shareholders’ equity by the SEC, the Company believes that adjusting “permanent” shareholders’ equity by adding “common stock in ESOP subject to contingent repurchase obligation” to the “permanent” shareholders’ equity amount provides a more meaningful view of the applicable measures and ratios.  It should also be noted that, in accordance with applicable bank regulations, the “common stock in ESOP subject to repurchase obligation” is included in Tier 1 capital.

The following table presents a reconciliation of certain non-GAAP performance measures and ratios used by the Company to the most directly comparable GAAP financial measures for the years ended December 31, 2005, 2004 and 2003.

	December 31,
	2005	2004	2003	2002	2001
Shareholders’ equity (GAAP)	$94,660	$96,495	$98,541	$107,444	$104,370

Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP)	$149,038	$150,454	$149,912	$147,685	$145,015

Book Value Per Share (GAAP) (1)	$218.87	$223.11	$227.85	$248.43	$241.32

Book Value Per Share (non-GAAP) (2)	$344.60	$347.87	$346.63	$341.47	$335.30

Return on average shareholders’ equity (GAAP) (3)	26.73%	23.98%	24.12%	16.76%	18.41%

Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP) (4)	17.05%	15.58%	16.94%	12.01%	13.73%

Average shareholders’ equity to average total assets (GAAP) (5)	5.36%	5.67%	6.43%	6.99%	7.62%

Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (non-GAAP) (6)	8.40%	8.73%	9.16%	9.76%	10.22%

(1)             Book Value Per Share (GAAP) equals shareholders’ equity divided by the number of outstanding shares.

(2)             Book Value Per Share (non-GAAP) equals shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

(3)             Return on average shareholders’ equity equals net income divided by average shareholders’ equity.

(4)             Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation equals net income divided by average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation.

(5)             Average shareholders’ equity to average total assets equals average shareholders’ equity divided by average total assets.

(6)             Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets equals average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by average total assets.

Please feel free to contact me at (630) 652-2801 should you have any questions or additional comments regarding this matter.

Sincerely,

/s/ Duane G. Debs
Duane G. Debs
President and Chief Financial Officer

WEST SUBURBAN BANCORP, INC.
711 South Meyers Road
Lombard, Illinois 60148

September 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Paul Cline and Ms. Margaret Fitzgerald

Re:	West Suburban Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 000-17609

Dear Mr. Cline and Ms. Fitzgerald:

In accordance with the comments of the Staff of the Securities and Exchange Commission reflected in letters dated July 25, 2006 and September 6, 2006 regarding the above referenced filing (the “Filing”), West Suburban Bancorp, Inc. (“West Suburban”) acknowledges and agrees that:

•                                 West Suburban is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                                 staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•                                 West Suburban may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,
West Suburban Bancorp, Inc.

By:	/s/ Duane G. Debs
Duane G. Debs, President and Chief Financial Officer